Exhibit 23.5

Consent of Hamilton, Rabinovitz & Associates, Inc.

Hamilton, Rabinovitz & Associates, Inc. (“HR&A”) hereby consents to being named (in the form and context in which HR&A is named) and to the incorporation by reference in the Post-Effective Amendment to the Registration Statements on Form S-8 and any further amendment thereto of Ingersoll-Rand plc.

/s/ Francine F. Rabinovitz

Hamilton, Rabinovitz & Associates, Inc.

June 26, 2009